Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
FleetMatics Group Limited	Ireland
FleetMatics UK Limited	United Kingdom
FleetMatics Ireland Limited	Ireland
FleetMatics Patents Limited	Ireland
FleetMatics USA Group Holdings, Inc.	United States
FleetMatics USA Holdings, Inc.	United States
SageQuest LLC	United States
FleetMatics USA, LLC	United States
Fleetmatics dé Mexico SRL	Mexico
Fleetmatics Australia Pty Limited	Australia
Connect2Field Holdings Pty Limited	Australia
Connect2Field Licensing Pty Limited	Australia
Connect2Field Pty Limited	Australia